May 2, 2011

VIA EDGAR
Mr. John Reynolds
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:	Empeiria Acquisition Corp.
Registration Statement on Form S-1
Filed March 4, 2011, as amended on April 8, 2011
File No. 333-172629

Dear Mr. John Reynolds:

Empeiria Acquisition Corp. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 26, 2011 regarding our Registration Statement on Form S-1 (the “Registration Statement”) previously filed on March 4, 2011, as amended on April 8, 2011. A marked version of Amendment No. 2 to the Registration Statement (“Amendment No. 2”) is enclosed herewith reflecting all changes to the Registration Statement. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

The Company hereby advises the Staff that the IPO has been restructured in order that the 1% deferred fee be increased to a 1.5% deferred fee and the upfront fee reduced to 2.5% from 3% resulting in the amount in trust being increased to 101%.

General

1.
We note your revised disclosure and response to comment three of our letter dated March 31, 2011 and we partially reissue the comment. Please disclose the business reasons for deriving 93% as your redemption threshold. Also, please discuss with more specificity the effect that a working capital or similar closing condition imposed in connection with your initial business transaction may have on the 93% threshold.

The Company hereby advises the Staff that the only business reason for the 93% redemption threshold is to have net tangible assets in excess of $5,000,000 in order that we be exempt from Rule 419 of the Securities Act.   Pursuant to the call with counsel to the Company and the Staff on April 27, 2011, please refer to page 4 (which disclosure had been made throughout Amendment No. 1) for disclosure in connection with the effect that a working capital or similar closing condition may have on the 93% redemption threshold.

2.
We reissue comment six of our letter dated March 31, 2011. In several places of the prospectus you address what appear to be fundamental features of your SP AC structure, such as, you state that you “will file tender offer documents” containing “substantially the same financial and other information” as is required under Regulation 14A, unless a stockholder vote is required by law or you decide to hold a vote for business or legal reasons. Please revise where appropriate to indicate, if true, that you intend these and similar features to be binding on you, and identify where they are located, such as your charter documents.

The Company notes the Staff’s comment and has revised its disclosure on pages 4, 12 and 59 in response to the Staff’s comment.

Prospectus Summary, page 1

3.
We reissue comment 12 of our letter dated March 31, 2011. We continue to note references in the prospectus to circumstances where creditors would have stronger claims to the assets in the trust account over the public stockholders. Therefore, briefly describe these circumstances.

The Company notes the Staff’s comment and has clarified that in a bankruptcy proceeding the claims of creditors to the assets in the trust account would be stronger than the claims of our stockholders. A more complete discussion about the claims of creditors over our stockholders may be found in the Section “Effecting a Business Transaction - Redemption of common stock and liquidation if no initial business transaction” on page 69.

Effecting a Business Transaction, page 3

4.
We note your revised disclosure in response to comment 13 of our letter dated March 31, 2011 and we partially reissue the comment. Please revise your disclosure to discuss the facts and circumstances that would allow you to consummate your initial business transaction pursuant to the tender offer rules. In addition, discuss the business or legal reasons that may cause you to consummate your business transaction pursuant to shareholder vote.

Pursuant to the call between Company counsel and the Staff on April 27, 2011, the Company hereby clarifies that it intends to consummate a business transaction pursuant to the tender offer rules unless a stockholder vote is required by law or we decide to hold a stockholder vote for business reasons.  The only currently contemplated business reason to consummate a business transaction pursuant to a shareholder vote is (as already disclosed in the Registration Statement) the ability to enter into privately negotiated transactions to purchase public shares from stockholders in order to increase the likelihood of obtaining stockholder approval of the business transaction, to satisfy the redemption threshold or to satisfy a closing condition of the business transaction.  As such, and per the call with the Staff, no additional disclosure has been added.

Conflicts of Interest, page 5

5.
We note the disclosure in the last bullet point on page five. Please add disclosure either in this section or elsewhere in the prospectus as to the specific “fiduciary obligations” Messrs. Menkes, Oster and Mills may have that may limit the right of first refusal. Also, add disclosure regarding the existing affiliations of your other officers, where they may have a fiduciary obligation to present potential business opportunities to other entities with which they are affiliated prior to presenting them to you. This disclosure appears inconsistent with the response to comment 31 of our letter dated March 31, 2011 that states Conner Steel is the only company to which officers or directors have a pre-existing obligation.

The Company notes the Staff’s comment and has revised its disclosure on pages 5 and 86 of the Registration Statement to clarify that Messrs. Menkes, Oster and Mills have an obligation to present to Conner Steel certain energy equipment business opportunities prior to present such opportunities to us.  The Company has deleted the parenthetical “(subject to any fiduciary obligations they may have)” which may have created some confusion that there were additional fiduciary obligations other than to Conner Steel.  We have also added disclosure to state that other than the obligation to Conner Steel, there are currently no other entities with which a member of our management team or our directors has an existing obligation or fiduciary duty to present business opportunities before presenting such opportunities to us.

Private transactions if we hold a stockholder vote, page 13

6.
We reissue comment 16 of our letter dated March 31, 2011. Please disclose how the proposed purchases would be made in compliance with the federal securities laws. Also, please disclose the basis for the potential purchases by your sponsor, officers, and directors, and their affiliates under federal law.

The Company notes the Staff's comment and has revised its disclosure accordingly on pages 14 and 67 of the Registration Statement.

Use of Proceeds, page 43

7
We note your revised disclosure in response to comment 23 of our letter dated March 31, 2011 and we reissue the comment. Please revise your table to clearly reflect the underwriting discount that will be held in trust until a business transaction is consummated.

The Company notes the Staff’s comment and (per Company counsel’s call with the Staff) has revised its disclosure on page 43 of the Registration Statement in the line “Held in Trust” (which was previously in footnote 4) to add a parenthetical that such line item “includes a 1.5% deferred corporate finance fee which will be held in the trust account until a business transaction is consummated”.

8.
We reissue comment 24 of our letter dated March 31, 2011. We note the disclosure in footnote six that actual expenses for some or all of the use of proceeds may differ from the amounts set forth in the table. We direct you to Instruction 7 to Item 504 of Regulation S-K. The registrant may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. Please revise similar disclosure on page 53.

The Company notes the Staff’s comment and has revised its disclosure on page 44 of the Registration Statement to state that these expenditures assume a 0.15% interest per annum based upon current yield of securities in which the trust account may be invested; however, we cannot provide assurance regarding this amount.  To the extent the prevailing interest rate is different than our assumption, our actual expenditures will differ from these estimates.

Management, page 83

9.
We note your revised disclosure in response to comment 29 of our letter dated March 31, 2011 and we partially reissue the comment. Please address the extent to which any of your officers or promoters have been involved in blank check offerings.

The Company has revised its disclosure on page 83 of the Registration Statement to respond to the Staff’s comment.

Compensation for Officers and Directors. page 85

10.
We note your revised disclosure in response to comment 30 of our letter dated March 31, 2011 and we partially reissue the comment. Please revise to provide all relevant Regulation S-K Item 402 disclosure and, if true, clearly state whether Mr. Oster is the only officer being compensated. In addition, the disclosure on page 85 that “no compensation of any kind ... will be paid to any of our officers, directors or any of their respective affiliates” is inconsistent with the compensation to be paid Mr. Oster through the sponsor.

The Company has revised its disclosure on page 85 of the Registration Statement to remove any inconsistencies.  As discussed on the call with the Staff on April 27, 2011, as no compensation has been paid to Mr. Oster and any such compensation will be paid only if we consummate this offering, the Regulation S-K Item 402 disclosure is not currently applicable to the Company.

Conflicts of Interest, page 86

11.
We reissue comment 31 of our letter dated March 31, 2011. Please revise this section to identify all the entities your management have pre-existing fiduciary duty obligations to present business opportunities that could reasonably compete with the company in acquiring a specific business. Your response is inconsistent with the disclosure in this section.

The Company has revised its disclosure on page 86 of the Registration Statement in accordance with the Staff’s comment. (See also our response to comment #5).

Index to Financial Statements. page F -1

Notes to Financial Statements. page F - 7

Note 3. Proposed Public Offering. page F-10

12.
We note your disclosure that if the company is unable to deliver registered ordinary shares to the holder upon exercise of warrants during the exercise period, there will be no cash settlement of the warrants and the warrants will expire worthless. Please reconcile this statement that the warrants will expire worthless with the warrant holder’s ability to exercise warrants on a “cashless basis” by exchanging the warrants pursuant to Section 7.4 of the Warrant Agreement, and as discussed on page 80 and 94.

In response to the Staff’s comment, the Company has revised its disclosure to state that in the event that a registration is not effective at the time of exercise, the holders of the warrants shall not be entitled to exercise such warrants (except on a cashless basis under certain circumstances) and in no event (whether in the case of a registration statement not being effective or otherwise) will the company be required to net cash settle the warrants and the warrants will expire worthless.

Note 4. Related Party Transactions, page F-I0

Private Placements, page F -10

13.
We note that the placement warrants will be identical to the warrants sold in the public offering except that if held by the original holders or their permitted assigns, they (i) may be exercised for cash or on a cashless basis; and (ii) will not be redeemable by the company. Please further explain to us how the placement warrants differ from the public warrants and tell us if the placement warrants may be exercised for cash or on a cashless basis, at the holder’s option.

 The Company has revised the disclosure in accordance with the Staff’s comment to add that the warrants held by the original holders or their permitted assigns may be exercised on a cash or a cashless basis, “at the option of the holder”.  The Company hereby advises the Staff that other than as set forth in the footnote, there are no other differences between the placement warrants and the public warrants.

Note 5. Commitments, page F-12

14.
We note that you intend to account for the fair value of the unit purchase option as an expense of the proposed public offering resulting in a charge directly to shareholders’ equity. We further note that the unit purchase option may be exercised for cash or on a “cashless” basis, at the holder’s option. Please explain to us the basis for your planned accounting for the unit purchase option and cite the applicable accounting literature you will apply.

We plan on accounting for the unit purchase option as a cost of our proposed public offering.  We will charge the amount, net of $100 cash payment, to additional paid in capital as it is compensation to Cohen & Company Capital Markets, LLC and directly related to our proposed public offering.  This treatment is pursuant to accounting literature found in FASB ASC 340-10-S99-1 (which makes reference to SAB Topic 5A) as well as the summary section of FASB  ASC 505-10.  ASC 340-10-S99-1 provides the following guidance within the interpretive response, “Specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering.”   This is also consistent with the guidance found in the summary section of FASB ASC 505-10  (Costs of an Equity Transaction) which states “Incremental direct costs incurred to issue shares classified as equity, such as underwriting, accounting and legal fees, printing costs, and taxes, should be treated as a reduction of the proceeds.”  The unit purchase option is a direct cost incurred to issue our shares as part of our proposed public offering, therefore, we believe our planned accounting treatment of such transaction to be in accordance with U.S. GAAP and SEC guidance.

15.
We note in your revised disclosure that the volatility assumption was calculated using the average volatility of exchange-traded funds tracking various indices, including the SPDR S&P 500 ETF and the iShares Russell 3000 Index Fund. Please confirm our understanding that your volatility assumption includes the use of certain broad-based market indices and, if so, tell us how you considered F ASB ASC 718-10-55-56.

We have updated the volatility calculation on pages 54 and F-12 of the Registration Statement to exclude the two “broad-based market indices” in accordance with the guidance of FASB ASC 718-10-55-56.  Accordingly, we believe that the average volatility of the Industrial Select Sector SPDR Fund, the iShares Dow Jones Transportation Average Index Fund, the iShares Dow Jones U.S. Oil Equipment & Services Index Fund, and the PowerShares Dynamic Food & Beverage Portfolio is a reasonable benchmark to use in estimating the expected volatility of the Company’s units, as the indices tracked by these funds are reflective of the sectors on which the Company intends to focus for its initial business combination.

We note that with the exclusion of the two broad-based market indices, the resulting average volatility is 34.4%, which is consistent with our use of 35% as the volatility assumption.

The company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses.  Should you have any questions concerning the foregoing responses, please contact Stuart Neuhauser, Esq. at (212) 370-1300.

Very truly yours,

EMPEIRIA ACQUISITION CORP.

By:	/s/ Alan B. Menkes
Alan B. Menkes
Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP